DLA Piper LLP (US) 701 Fifth Avenue Suite 6900 Seattle, Washington 98104-7044 www.dlapiper.com Andrew D. Ledbetter andrew.ledbetter@dlapiper.com T 206.839.4845 F 206.494.1800

May 8, 2019

VIA EDGAR AND OVERNIGHT COURIER

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sharon Blume, Accounting Branch Chief

Justin Dobbie, Legal Branch Chief

Andi Carpenter

Julie Griffith

Re:	Adaptive Biotechnologies Corporation

Draft Registration Statement on Form S-1

Submitted March 29, 2019

CIK No. 0001478320

Ladies and Gentlemen:

This letter is submitted on behalf of Adaptive Biotechnologies Corporation (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on March 29, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated April 25, 2019 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 1, marked to show changes to the Draft Registration Statement as originally confidentially submitted.

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Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your disclosure that you are a commercial-stage company advancing the field of immune driven medicine. It appears from the pipeline table on page 3 that you have two commercial-stage products approved by the FDA and multiple products in earlier stages of development. Please revise your summary to clearly distinguish your commercial stage products from those in development. We note, for example, that your reference to “services tailored to each individual patient” suggests that you have already commercialized such services.

Company Response: In response to the Staff’s comment, the Company has revised the first paragraph of the Prospectus Summary on page 1 of Amendment No. 1 and made conforming changes to similar disclosure throughout Amendment No. 1.

2.

Refer to your statement in paragraph three of the Overview that immune-driven medicine is one of the largest global addressable markets in healthcare, with a potential market opportunity of greater than $48 billion for your portfolio. Please provide us with support for your statements regarding the size of the market and that it is one of the largest global addressable markets in healthcare.

Company Response: In response to the Staff’s comment, the Company will be providing the Staff on a supplemental basis under separate cover support for the referenced disclosure.

3.	Please clarify what you mean by “translational research questions.”

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 3 in Amendment No. 1.

4.

To the extent you have not identified specific product candidates for your TCR-based cell therapies business, please tell us why you believe it is appropriate and material to investors to include this early stage pursuit in your product pipeline table on page 3. Please also tell us what you mean by your references to “1st Shared” and “2nd Shared.”

Company Response: While specific T cell receptor (“TCR”)-based cellular therapy product candidates have not been disclosed in the Company’s product pipeline, this is primarily for strategic reasons and matters of business confidentiality. Lead TCR candidates have been identified and are fully characterized against target antigens, each with the data package necessary for Genentech to begin engineering cell therapy products.

The Company’s plan with Genentech is to initiate discussions with the U.S. Food and Drug Administration this calendar year regarding potential lead TCR candidates that Genentech chooses to advance in the clinic. Therefore, the Company believes this is appropriate and material to a full understanding of the Company’s development programs and potential near-term value.

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Additionally, for each of the TCR-based cellular therapy product candidates being developed in collaboration with Genentech, the Company is eligible to receive revenue in the form of milestone payments during the development process, including at near-term regulatory and development time points. The potential value to the Company from these milestones makes disclosure of these product candidates material to an understanding of the Company’s near-term value and financial condition.

Finally, the Company believes that if the TCR-based cellular therapy product candidates are not included in the pipeline table, investors may mistakenly believe that the Company is only advancing its diagnostic products, which may obscure a material part of the Company’s overall story. Specifically, the TCR data being generated by the Company’s immune medicine platform and the processes by which these data are generated are applicable to the development of both diagnostic and therapeutic products. For all of these reasons, the Company believes that the TCR-based cellular therapy product candidates are not only an important part of the Company’s development pipeline but also sufficiently advanced to warrant inclusion therein.

The “1st Shared” and “2nd Shared” products in the Company’s pipeline refer to TCR-based cellular therapies that use selected, fully-characterized TCRs that target cancer antigens present in many cancer patients (i.e., “shared” antigens). The Company has revised the note to the table on page 3 of Amendment No. 1 to explain that the “1st Shared” and “2nd Shared” refer to the product candidates that will use these TCRs. The Company also further explains “shared products” versus “personalized products” on pages 4 and 105 of Amendment No. 1.

5.

Please balance your statement that your goal is to change the course of medicine by understanding and translating the adaptive immune system into new products by clarifying, consistent with your disclosure on page 57, that no TCR-based cellular therapies have been approved by the FDA or other regulatory agency.

Company Response: In response to the Staff’s comment, the Company has removed the reference to changing the course of medicine from the first paragraph of the Prospectus Summary (and in similar disclosure throughout Amendment No. 1). As a result, the referenced disclosure now simply describes what its business is currently doing (attempting to understand the adaptive immune system and translate it into new products) and not the potential impact of those efforts on the course of medicine. Accordingly, the Company respectfully submits that its revised goal statement is sufficiently tempered such that balancing disclosure is not necessary.

Additionally, the Company made these revisions, in part, because it believes adding a reference to T cell receptor (“TCR”)-based cellular therapies not having obtained regulatory approval may confuse investors at this point in the document. The concepts of TCRs, cellular therapy, required regulatory approvals and the precise nature of our products and services have not been introduced, so a reference to them would be out of context. Accordingly, the Company believes that its tempered goal statement is a reasonable way to address the spirit of the Staff’s comment without introducing ideas that may be out of context.

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Implications of Being an Emerging Growth Company, page 7

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Company Response: In response to the Staff’s comment, the Company is providing the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company makes additional presentations in reliance on Section 5(d) of the Securities Act, it undertakes to provide the Staff with copies of such additional written materials on a supplemental basis.

Risk Factors, page 11

7.

Please revise your disclosure to reconcile the various inconsistencies between the description of your choice of forum provision on page 174 and the description of it in the risk factor on page 73 (e.g., clarify in which documents the provision or provisions will be contained, clarify the scope and terms of the provision, and which courts shall serve as the exclusive forum under which circumstances). Please also disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. Please note that we may have additional comments upon review of your revised disclosure and associated organizational documents.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 73-74 and 176 of Amendment No. 1. The Company respectfully advises the Staff that it expects to include the exclusive forum provision only in its amended and restated articles of incorporation to be in effect upon the closing of the offering. The Company anticipates the full text of that provision will read substantially as follows:

Unless the corporation consents in writing to the selection of an alternative forum, the state courts located in King County, Washington (or, if the state courts located within King County, Washington do not have jurisdiction, the federal district court for the Western District of Washington) shall be the sole and exclusive forum for commencing and maintaining any proceeding (i) asserting a claim based on a violation of a duty under the laws of the State of Washington by any of the corporation’s current or former directors, officers, or shareholders in such capacity, (ii) commenced or maintained in the right of the corporation, (iii) asserting a claim arising pursuant to any provision of the Act, these Articles or the Bylaws (as either may be amended from time to time), or (iv) asserting a claim concerning the corporation’s internal affairs that is not included in clause (i) through (iii) above, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article 10 does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of this Article 10.

8.

Please revise your risk factor disclosure to address more specifically the dilutive impact on investors in this offering that the conversion of outstanding convertible preferred, exercise of the outstanding warrants, and stock option exercises related to the Sequenta acquisition would have, or tell us why you believe this is not a material risk.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 69-70 of Amendment No. 1.

Use of Proceeds , page 78

9.

For each of the purposes for which you will use the proceeds, please quantify the amount you intend to allocate. Please also disclose how far into the development of your pipeline candidates and drug discovery initiatives you expect the proceeds to last. Refer to Item 504 of Regulation S-K.

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Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 79 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2017 and 2018

Research and Development, page 92

10.

We note from your Current Products and Pipeline disclosure on page 3 that you are developing products and services in both clinical diagnostics and discovery, including clonoSEQ, immunoSEQ Dx and TCR-Based Cell Therapies. Please revise to quantify your research and development expenses by product candidate. If you do not keep track of such costs by product candidate, disclose that fact and the costs incurred by the types of costs classified as research and development.

Company Response: In response to the Staff’s comment, the Company advises the Staff that it does not track its research and development (“R&D”) expense by current products and pipeline opportunities. The Company has included disclosure to this effect on page 91 of Amendment No. 1. The Company’s R&D efforts are designed to expand upon and strengthen the capabilities of its immune medicine platform and to grow its clinical immunomics database, which then support the development and validation of all of the Company’s products and services. In addition, in its discussion on page 93 of Amendment No. 1, the Company has quantified the material causes of period over period changes in R&D expense. As several of its R&D activities benefit more than one product opportunity, the Company does not believe additional breakout would provide meaningful insight into its results of operations.

Critical Accounting Policies and Estimates

General, page 96

11.

Given the significance of goodwill to your balance sheet, please expand your disclosure to provide a robust and comprehensive discussion regarding your impairment testing policy. This discussion should include a description of key assumptions used and how the key assumptions are determined, a description of the uncertainties associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 101 of Amendment No. 1.

Share-Based Compensation, page 97

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

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Company Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the requested information, once an estimated offering price or range is available.

Segment Information, page F-16

13.	Please revise to clarify, if true, that your CODM reviews your financial information at the consolidated level and makes resource allocation decisions based on consolidated results.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-16 of Amendment No. 1.

14.	Please revise to disclose revenues for each product or service or group of similar products and services. Refer to ASC 280-10-50-40.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to cross-reference to Note 3 to its financial statements, which presents revenue for each product or service or group of similar products and services. The Company respectfully advises the Staff that it aggregates revenue by its two revenue categories, sequencing and development, because products and service within these categories are similar:

•

Sequencing revenue is generated by the Company through the delivery of sequencing data either in the form of a clinical test report for clonoSEQ or sequencing results for immunoSEQ. In all cases, sequencing revenue reflects the Company’s revenue generated through the delivery of its sequencing products and services related to customer-provided sample material. The delivery of these products and services is provided from similar laboratory processes and analyses, in similar regulatory environments, and the revenue will be impacted based on changes in volume and price. Accordingly, the Company believes its sequencing revenue presents a product or service or group of similar products and services.

•

Development revenue reflects revenue generated through R&D services provided to biopharmaceutical customers who access the Company’s platform to support their therapeutic development activities. Additionally, the Company separately discloses revenue generated through the achievement of regulatory milestones.

The Company does disaggregate revenue by market opportunity in its general purpose financial statements, but for the reasons summarized above, the Company has concluded these market opportunities constitute two products or services or two groups of similar products and services (sequencing and development). In addition, the Company’s general purpose financial statements do not track costs or expenses by these market opportunities. The Company respectfully submits that disclosure of these revenue streams as their own category without consideration of the entity as a whole would provide neither a complete nor accurate representation of Company performance due to its integrated operations.

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Consolidated Financial Statements

Notes to Financial Statements

Revenue

Genentech Collaboration Agreement, page F-19

15.	Please revise to disaggregate the $1.8 billion of additional milestones you may receive under this agreement by development, regulatory and commercial milestones.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-19 of Amendment No. 1.

Microsoft Collaboration Agreement, page F-32

16.

We note your disclosure concerning the Microsoft Agreement you entered into in December 2017 for the purpose of developing a universal diagnostic based on a single blood test. Please provide us with a comprehensive analysis of your accounting for this agreement under ASC 606, including but not limited to the following:

•	The transaction price and how it was determined

•	The specific performance obligations you identified and how you considered if they are distinct

•	How you allocated the transaction price to the performance obligations and whether you identified any variable consideration any constraint

•	How you are recognizing revenue for each performance obligation

•	How you considered the “no charge” components of the agreement in your accounting; and

•	How much revenue you recognized during each period presented and how that revenue was classified on your income statement.

Company Response: The Company respectfully submits that its strategic collaboration agreement (the “Microsoft Agreement”) with Microsoft Corporation (“Microsoft”) is not subject to the Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606-10-15-3 defines “customer” as: “A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Pursuant to the Microsoft Agreement, the Company is leveraging Microsoft’s machine learning capabilities to more quickly analyze the Company’s data, which facilitates the Company’s development of its antigen map of the interaction between the immune system and disease. Microsoft is able to leverage outputs of the collaboration to develop their own machine learning tools. Microsoft does not obtain life sciences research, clinical diagnostics, or drug discovery products or services from the Company or make any payments to the Company. In short, Microsoft does not obtain goods or services from the Company that are an output of the Company’s ordinary activities or pay the Company any consideration for them.

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In determining that ASC 606 does not apply to the Microsoft Agreement, the Company also considered the following facts and circumstances:

•

The Series F-1 Preferred Stock Purchase Agreement that was contemporaneously entered into by the parties was a separate, bona fide agreement providing for an arms’ length equity investment by Microsoft in the Company on the same terms as those entered into by other third party investors.

•	Microsoft has no financial commitments to the Company under the Microsoft Agreement.

•	Under the Microsoft Agreement, the Company is obligated to purchase Azure cloud services from Microsoft on market terms for similar arrangements.

•	Both the Company and Microsoft are responsible for their own costs under the Microsoft Agreement and there are no payments or reimbursements relating to those activities between parties.

•	The activities carried out by the Company and Microsoft are intended to enable Microsoft to build more efficient machine learning tools, both for the Company and for Microsoft’s other customers.

•	Microsoft does not have rights to any future revenue generated from the development of immunological research, diagnostic, and therapeutic products or services of the Company.

Accordingly, the Company submits that Microsoft is not a customer within the meaning of ASC 606 and that the Company does not receive revenue from Microsoft pursuant to the Microsoft Agreement.

In addition, the Company has revised its disclosure on pages F-32 and F-33 of Amendment No. 1 to clarify its assessment of the Microsoft Agreement.

General

17.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Company Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the requested information when available.

Remainder of page intentionally blank. Signature page follows.

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Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (206) 839-4845 or andrew.ledbetter@dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Andrew Ledbetter

Andrew Ledbetter

Enclosure

cc:	Chad Robins, Chief Executive Officer

Stacy Taylor, General Counsel

Adaptive Biotechnologies Corporation

Tyler Hollenbeck

Kevin Criddle

DLA Piper LLP (US)

James Evans

Robert Freedman

Amanda Rose

Fenwick & West LLP